Exhibit 3.6

                          CERTIFICATE OF DESIGNATIONS,
                         VOTING POWERS, PREFERENCES AND
                     RIGHTS OF THE SERIES A PREFERRED STOCK

                                       OF

                           DELTA FINANCIAL CORPORATION

                        ---------------------------------

                            Under Section 151 of the
                        Delaware General Corporation Law

                        ---------------------------------

          Delta Financial Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

          That, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, said Board of Directors, at a meeting duly convened, adopted a resolution providing for the authorization of a series of Preferred Stock consisting of 150,000 shares, designated Series A Preferred Stock, which resolution is as follows:

          RESOLVED, that pursuant to Article Four of the Certificate of Incorporation of the Corporation, there be and hereby is authorized and created a series of Preferred Stock, hereby designated Series A Preferred Stock (the "Series A Preferred Stock"), to consist of 150,000 shares with a par value of $0.01 per share, having the designations, preferences and relative, participating, optional or other special rights, qualifications, limitations and restrictions as hereinafter set forth:

          1. RANK. Except as otherwise expressly set forth in this Certificate of Designations, shares of Series A Preferred Stock shall rank, with respect to dividend rights and rights on liquidation, winding up and dissolution of the
Corporation: (a) senior to the Corporation's common stock, par value $0.01 per share (the "Common Stock") and all other classes and series of capital stock or preferred stock of the Corporation; and (b) PARI PASSU with any additional shares of Series A Preferred Stock issued by the Corporation.

          So long as shares of Series A Preferred Stock remain outstanding, the Corporation shall not issue any capital stock which is senior to or PARI PASSU with the Series A Preferred Stock in respect of dividend rights, and rights on liquidation, winding up and dissolution of the Corporation, except for capital stock issued in connection with a Special Funding Event, in which case the Corporation may issue securities having rights senior to or PARI PASSU with the Series A Preferred Stock. For purposes of this Certificate of Designations, a "Special Funding Event" shall mean any transaction or series of related transactions that result in the Corporation entering into a strategic alliance with another entity or the issuance by the Corporation of equity securities to one or more investors and, in either case, the Corporation receives in return at least $10 million in cash.

          2. DIVIDENDS. The holders of Series A Preferred Stock (the "Holders") shall be entitled to receive cumulative preferential dividends, when, as and if declared by the Corporation's board of directors, out of funds legally available therefor. Dividends will begin to accrue, on a daily basis, from January 1, 2003.

          Dividends on each share of Series A Preferred Stock will accrue at the rate of 10% per annum of the Liquidation Preference (defined below), payable semi-annually in arrears on each of the first days of January and July, or, if any such date is not a business day, on the next succeeding business day (each a "Dividend Payment Date"). Dividends payable on the Series A Preferred Stock will be payable in cash and will be computed on the basis of a 360-day year consisting of twelve 30-day months. The first Dividend Payment Date will be July 1, 2003. Dividends on the Series A Preferred Stock shall accrue whether or not the Corporation has earnings or profits, whether or not there are funds legally available for the payment of dividends and whether or not dividends are declared. Dividends will accumulate to the extent they are not paid when due for the period to which they relate.

          If the Corporation fails to pay or declare and set aside for payment any required dividends on the Series A Preferred Stock for any dividend period:
(i) no dividends or other distributions will be declared or paid or set apart for payment upon shares ranking junior to or PARI PASSU with the Series A Preferred Stock, other than partial dividends paid proportionately; and (ii) no shares ranking junior to or PARI PASSU with the Series A Preferred Stock (including shares held by the Corporation's affiliates) will be redeemed, purchased or otherwise acquired for any consideration and no monies will be paid or made available for a sinking fund for the redemption of any such stock by the Corporation; and (iii) no distributions on the Corporation's capital stock will be made, subject to exceptions, until such time as full dividends on all outstanding shares of Series A Preferred Stock have been (1) paid for [two] consecutive dividend periods and (2) paid or declared and set aside for payment for [two] consecutive dividend periods.

          No dividends on the Series A Preferred Stock shall be paid by the Corporation if (1) the terms and provisions of any of the Corporation's agreements prohibit the payment of dividends or provide that the payment of dividends would constitute a breach of or a default under such agreements, or
(2) the payment of dividends is restricted or prohibited by law. The Corporation is not a party to and shall not enter into any agreement that restricts its compliance with this Certificate of Designations.

          3. LIQUIDATION. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Holders shall be entitled to receive, out of assets available for distribution to shareholders, $75 per share (subject to equitable adjustments in the event of stock splits or other similar events) (the "Liquidation Preference"), plus accrued and unpaid dividends for the applicable dividend period whether or not declared to the date fixed for liquidation, dissolution or winding up, after the distribution of assets to holders of capital stock with liquidation rights senior to the liquidation rights of the Holders, but before any distribution or payment is made to the holders of Common Stock or any other series or class of capital stock with liquidation rights junior to the liquidation rights of the Holders. If, upon any such liquidation, dissolution or winding up of the Corporation [or the consolidation or merger with or into any other entity that is not an affiliate of the Corporation, the consolidation or merger of any other entity that is not an affiliate of the Corporation with or into the Corporation, or the sale of all or substantially all of the property or business of the Corporation to an entity that is not an affiliate of the Corporation,] the assets distributable to the Holders shall be insufficient to permit the payment in full to the Holders of the Liquidation Preference, then the entire assets of the Corporation shall be applied ratably to the Series A Preferred Stock and any other capital stock of the Corporation PARI PASSU in respect of liquidation preference, in proportion to their respective liquidation preferences to which they would otherwise be entitled. Notwithstanding the foregoing, neither the merger nor the consolidation of the Corporation, nor the sale, lease or conveyance of all or a part of its property and business as an entirety, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph 3, unless such merger, consolidation, sale, lease or conveyance shall be in connection with a plan of liquidation, dissolution or winding up of the Corporation. After payment of the full amount of the Liquidation Preference to which its entitled, each Holder will have no right or claim to any of the Corporation's remaining assets.

          4. PREEMPTIVE RIGHTS. The Holders shall have no preemptive rights with respect to any shares of the Corporation's capital stock or any of the Corporation's securities convertible into, exercisable or exchangeable for, or carrying rights or options to purchase shares of the Corporation's capital stock. Shares of Series A Preferred Stock are perpetual and are not be convertible into shares of Common Stock or any other class or series of capital stock of the Corporation and will not be subject to any sinking fund.

          5. RIGHT TO REPURCHASE SHARES. Subject to Section 2 above, the Corporation may purchase shares of Common Stock in the open market, from persons not affiliated with the Corporation provided that the Corporation has not failed to pay any dividend payments when due (provided, that a dividend payment shall be deemed paid when due if actually paid within five business days following the applicable Dividend Payment Date), and the Corporation is not in default of any of the covenants set forth herein.

          6. VOLUNTARY REDEMPTION. The Series A Preferred Stock may be redeemed by the Corporation on a pro rata basis at any time after the date of issuance, at the Liquidation Preference plus accumulated and unpaid dividends to the date of redemption, upon not less than 30 or more than 60 days' prior written notice to the Holders.

          7. MANDATORY REDEMPTION. The Corporation shall redeem all shares of Series A Preferred Stock then outstanding upon the occurrence of any of the following: (i) the liquidation, dilution or winding up of the Corporation; (ii) the sale of all or substantially all of the Corporation's assets to one or more entities that are not affiliates in one transaction or in a series of related transactions, unless such entities expressly agree to issue securities having similar preferences, dividends and voting rights; (iii) commencement by or against the Corporation of a case, proceeding or other action under any law relating to bankruptcy, insolvency, reorganization or relief of debtors; (iv) the sale of the Corporation through the exercise of creditors' remedies; or (v) the Corporation's breach of any term of this Certificate of Designations that materially adversely affects the rights of the Holders.

          8. REACQUIRED SHARES. Any and all shares of Series A Preferred Stock purchased, redeemed or otherwise acquired by the Corporation shall be retired and canceled. Such shares will become authorized but unissued shares of the corporation's preferred stock, no longer designated as Series A Preferred Stock and subject to reissuance as part of a new class of preferred stock if so designated by the Corporation's board of directors.

          9. VOTING RIGHTS. Except as set forth below and except as otherwise required by the General Corporation Law of the State of Delaware, the Holders shall have no voting rights.

          (a) Without the prior approval of the Holders of a majority of Series A Preferred Stock outstanding, the Corporation will not (i) authorize, create or issue any classes or series of capital stock senior to or PARI PASSU with the Series A Preferred Stock as to voting, dividend or rights upon liquidation, (ii) take any action which would alter or adversely affect the rights of the Holders, or (iii) amend the terms Corporation's certificate of incorporation, by-laws or other charter documents so as to adversely affect the rights of the Holders, except upon occurrence of a Special Funding Event.

          (b) To the extent permitted by law, if the Corporation fails to pay cash dividends on the Series A Preferred Stock for five consecutive dividend periods, the Holders, together with the holders of any class or series of capital stock with similar voting rights (collectively, "Additional Director Electors"), shall have the right, voting separately as one class, and until terminated as provided below, to elect two directors for newly created directorships (the "Additional Directorships") on the Corporation's board of directors (such directors, the "Additional Directors"). So long as any shares of the Series A Preferred Stock remain outstanding, the number of members of the Corporation's board of directors shall not exceed 10 (including the Additional Directors, if any) unless the Corporation shall have received the prior written consent of the Additional Director Electors (including the Holders of at least a majority of the then outstanding Series A Preferred Stock) to increase such number.

          At any time when the right to elect Additional Directors is vested and has not yet terminated, the Corporation [may/shall] call a special meeting of the Additional Director Electors to elect Additional Directors, to elect such Additional Directors. At such time when dividends on the Series A Preferred Stock have been paid in full for [four] consecutive dividend periods, the right of the Additional Director Electors to elect Additional Directors shall terminate, subject to revesting in the event of each and every subsequent failure on the part of the Corporation to pay dividends for five consecutive dividend periods as described above.

          Any Additional Director may be removed at any time, either with or without cause, by the affirmative vote of the Additional Director Electors (including the Holders of at least a majority of the outstanding Series A Preferred Stock), voting separately as one class, at a duly held meeting of the Additional Director Electors. Upon termination of the right to elect Additional Directors, the term of office of all Additional Directors then in office shall terminate unless otherwise required by law. Upon such termination, the number of members of the Corporation's board of directors will be reduced by two, subject to future increase pursuant to subparagraph (b) of this Section 8.

          If the right to elect Additional Directors is vested and not yet terminated, any vacancy in an Additional Directorship may be filled by the remaining Additional Director. If both directorships are vacant, a majority of the Additional Director Electors shall fill such vacancies.

          The directors elected by the Additional Director Electors pursuant to this Section 8 shall be entitled to one vote each on any and all matters on which the other members of the Corporation's board of directors are entitled to vote.

          Any Holder who is an affiliate of the Corporation shall not be entitled to vote pursuant to the above described voting right, and no voting right shall vest with respect to the Series A Preferred Stock held by such affiliate.

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          IN WITNESS WHEREOF, the undersigned has executed this certificate this
___ day of __________, 2001.

                                    DELTA FINANCIAL CORPORATION


                                    By:
                                    Name:
                                    Title: